SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Carver Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

14687510
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[	]	Rule 13d-1(b)
	[	]	Rule 13d-1(c)
	[   X   ]	Rule 13d-1(d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1	NAMES OF REPORTING PERSONS

	Donald Leigh Koch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
								(a)
								(b)

3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

5	SOLE VOTING POWER
	70,500

6	SHARED VOTING POWER
	0

7	SOLE DISPOSITIVE POWER
	241,916

8	SHARED DISPOSITIVE POWER
	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	241,916*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.78%**

12	TYPE OF REPORTING PERSON
	IN

*See Item 4 of this Schedule 13G
**Based on 2,474,719 shares of Common Stock issued and outstanding as of 12/31/09

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

	Koch Asset Management, L.L.C.; 43-1746061

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
									(a)
									(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Missouri

5	SOLE VOTING POWER
	0

6	SHARED VOTING POWER
	0

7	SOLE DISPOSITIVE POWER
	241,916

8	SHARED DISPOSITIVE POWER
	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	241,916*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.78%**

12	TYPE OF REPORTING PERSON
	IA

*See Item 4 of this Schedule 13G
**Based on 2,474,719 shares of Common Stock issued and outstanding as of 12/31/09


Item 1.	(a)	Name of Issuer:

		Carver Bancorp, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		75 West 125th St.
		New York, NY 10027-4512

Item 2.	(a)	Name of Person Filing:

		Donald Leigh Koch
		Koch Asset Management, L.L.C.
		The Reporting Persons are making a joint filing pursuant to a Joint Filing Agreement filed with Amendment No. 1 to Schedule 13G.

	(b)	Address of Principal Business Offices or, if none, Residence:

		The business address of each Reporting Person is 1293 Mason Road, Town & Country, MO 63131

	(c)	Citizenship:

		Donald Koch is a citizen of the United States of America. Koch Asset Management is a citizen of Missouri.

	(d)	Title of Class of Securities:

		Common Stock

	(e)	CUSIP Number:

		14687510

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b)
or Sections 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[	]	Broker or Dealer registered under Section 15 of
the Act (15 U.S.C. 78o)
	(b)	[	]	Bank as defined in Section 3(a)(6) of the Act (15
U.S.C. 78c)
	(c)	[	]	Insurance Company as defined in Section 3(a)(19)
of the Act (15 U.S.C. 78c)
	(d)	[	]	Investment Company registered under Section 8 of
the Investment Company Act of 1940  (15 U.S.C. 809-8)
	(e)	[   X	]	An investment adviser in accordance with
Section 240.13d-1(b)(1)(ii)(E)
	(f)	[	]	An employee benefit plan or endowment fund in
accordance with Section 240.13d-1(b)(1)(ii)(F)
	(g)	[	]	A parent holding company or control person, in
accordance with Section 240.13d-1(b)(ii)(G)
	(h)	[	]	A savings association as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[	]	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80-a-3)
	(j)	[	]	A non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J);
	(k)	[	]	Group, in accordance with Section
240.13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Koch Asset Management, L.L.C. is an investment advisor in accordance with
Section 240.13d-1(b)(1)(ii)(E) and has filed this Amendment 10 to
Schedule 13G pursuant to Section 240.13d-1(b). Donald Leigh Koch has filed this Amendment 10 to Schedule 13G pursuant to Section 240.13d-1(c).

Item 4.	Ownership.

	The information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

Koch Asset Management, L.L.C. is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of Carver Bancorp, Inc. Common Stock (the "Common Stock") held by such Managed Portfolios. However, Koch Asset Management does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

Donald Leigh Koch owns 100% of Koch Asset Management and serves as the sole Managing Member. Mr. Koch is filing this joint statement with Koch Asset Management as a result of his ownership of and position in Koch Asset Management, from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management may have with respect to the Common Stock held by the Managed Portfolios. Mr. Koch, individually, and Mr. Koch and his spouse, jointly, own and hold voting power with respect to Managed Portfolios containing approximately 70,500 shares of Common Stock, or an aggregate of approximately 2.85% of the total number of outstanding shares of Common Stock (collectively, the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5.	Ownership of Five Percent or Less of a Class.

	N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

Each advisory client of Koch Asset Management who owns Common Stock in a Managed Portfolio has the right to receive dividends from, or the proceeds from the sale of, the Common Stock held in the client's Managed Portfolio.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	N/A

Item 8.	Identification and Classification of Members of the Group.

	N/A

Item 9.	Notice of Dissolution of Group.

	N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

				       DONALD LEIGH KOCH

                                       February 16 , 2010
                                       Date

                                       /s/ Donald Leigh Koch
                                       Signature

                                       Donald Leigh Koch
                                       Name/Title


                                       KOCH ASSET MANAGEMENT, L.L.C.

                                       February 16, 2010
                                       Date

                                       /s/ Donald Leigh Koch
                                       Signature

                                       Donald Leigh Koch, Managing
                                       Member
                                       Name/Title


CUSIP No. 14687510